UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 10, 2017

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐    No  ☒

Information Contained in this Form 6-K Report

Attached hereto as (i) Exhibit I is a press release dated October 9, 2017 of Global Ship Lease, Inc. (the “Company”) announcing investor meetings ahead of a proposed notes offering and (ii) Exhibit II is a press release dated October 9, 2017 of the Company announcing a fleet update, including an updated broker valuation with respect to the Company’s fleet.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: October 10, 2017	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit I

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE

IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT

Global Ship Lease Announces Investor Meetings Ahead of Proposed Notes Offering

LONDON, October 9, 2017 (GLOBE NEWSWIRE) — Global Ship Lease, Inc. (NYSE:GSL) (the “Company” or “Global Ship Lease”) announced today that it has mandated advisors to arrange a series of investor meetings relating to a proposed notes offering. The Company anticipates that an offering of U.S. dollar-denominated, non-registered, 5-year, first priority secured bonds in aggregate principal amount of between $350 and $400 million and having customary high-yield bond covenants will follow, subject to market conditions.

The Company intends to use the proceeds from any notes offering, together with borrowings under a new super senior secured term loan facility, to refinance the Company’s existing first priority secured notes due 2019 and repay all outstanding borrowings under, and terminate, each of the Company’s existing revolving credit facility and existing secured term loan.

This announcement has been prepared solely for informational purposes. It is not an offer for sale or a recommendation or solicitation to buy or sell any securities, nor shall there be any offer, solicitation, or sale of any securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful, nor is it an official confirmation of terms. Any notes offered will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under mainly long-term, fixed-rate charters to top tier container liner companies.

Global Ship Lease owns 18 vessels with a total capacity of 82,312 TEU and an average age, weighted by TEU capacity, at August 31, 2017 of 12.7 years. All 18 vessels are currently fixed on time charters, 15 of which are with CMA CGM. The average remaining term of the charters at August 31, 2017 is 3.0 years or 3.3 years on a TEU weighted basis, taking into account the two charter extensions announced on September 11, 2017 and the re-delivery of the OOCL Tianjin, which is expected to take place on October 28, 2017 following notice received from the charterer.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. New risks can emerge from time to time, and it is not possible for the Company to predict all such risks, nor can the Company assess the impact of all such risks on its business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

CONTACT:	Investor and Media Contact:
Bryan Degnan
The IGB Group
646-673-9701
Or
Leon Berman
212-477-8438

Exhibit II

Global Ship Lease Announces Fleet Update

LONDON, October 9, 2017 (GLOBE NEWSWIRE) — Global Ship Lease, Inc. (NYSE:GSL) (the “Company” or “Global Ship Lease”) announced today that it has received updated broker valuations of its 18 vessels that reflect aggregate appraised values as at September 19, 2017 of $262.5 million (excluding charters) and $481.0 million (including charters). The valuations give effect to the Company’s previously announced extension of two of its charters with CMA CGM and take into account the re-delivery of the OOCL Tianjin, which is expected to take place on October 28, 2017 following notice received from the charterer. The Company is exploring re-deployment alternatives for this vessel.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under mainly long-term, fixed-rate charters to top tier container liner companies.

Global Ship Lease owns 18 vessels with a total capacity of 82,312 TEU and an average age, weighted by TEU capacity, at August 31, 2017 of 12.7 years. All 18 vessels are currently fixed on time charters, 15 of which are with CMA CGM. The average remaining term of the charters at August 31, 2017 is 3.0 years or 3.3 years on a TEU weighted basis, taking into account the two charter extensions announced on September 11, 2017 and the re-delivery of the OOCL Tianjin, which is expected to take place on October 28, 2017 following notice received from the charterer.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. New risks can emerge from time to time, and it is not possible for the Company to predict all such risks, nor can the Company assess the impact of all such risks on its business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

CONTACT:	Investor and Media Contact:
Bryan Degnan
The IGB Group
646-673-9701
Or
Leon Berman
212-477-8438